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File No. 049982-0000

VIA EDGAR

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 3720
Washington, D.C.  20549

Re:                             Radius Health, Inc., Preliminary Information Statement on Schedule 14C
Filed August 16, 2012, File No. 000-53173

Dear Mr. Reynolds:

On behalf of Radius Health, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, an amendment (the “Amendment”) to the Company’s Preliminary Information Statement on Schedule 14C filed August 16, 2012
(the “Information Statement”).

This letter responds to the September 10, 2012 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Information Statement.  The Company’s responses are as follows.  For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response.  Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the Amendment in the response.  For the Staff’s convenience, a copy of these changed pages marked to show the Company’s revisions is attached as Exhibit A.  Capitalized terms used herein and not otherwise defined have the definitions given them in the Amendment.

1.              Please revise your disclosure to describe the differences between the dividend provisions in the March 2011 Stock Issuance Agreement and the May 2011 Stock Issuance Agreement, as amended, and the general effect such changes had or will have on the rights of existing security holders. See Item 12 of Schedule 14A.

Response: The Company has revised the disclosure in response to the Staff’s comment.  See pages 3-4 of the Amendment.

The Company notes that the March 2011 Stock Issuance Agreement was amended and restated by the May 2011 Stock Issuance Agreement in order to reflect additional details concerning the capitalization of the Company, as altered in connection with an equity financing in May 2011 pursuant to which the Company sold shares of its Series A-1 Convertible Preferred Stock.  The dividend rights of the Series A-5 Convertible Preferred Stock were not affected by this amendment and restatement.

2.              In this regard, please also revise to describe in more detail the Series A-6 Convertible Preferred Stock and when it will be issued.

Response: The Company has revised the disclosure in response to the Staff’s comment.  See page 4 of the Amendment.

3.              We note your disclosure on page 4 that the May 2011 Stock Issuance Agreement has been subsequently amended, and may be further amended in the future. Please advise us of where we can find the most recent version of the May 2011 Stock Issuance Agreement, as amended.

Response: The Information Statement inadvertently referred to an amendment of the May 2011 Stock Issuance Agreement.  There has been no amendment to the May 2011 Stock Issuance Agreement.  The Company has revised the disclosure to remove this reference.  See pages 3-4 of the Amendment.

4.              Please provide the disclosure required by Item 12(d) of Schedule 14A.

Response: The Company has revised the disclosure in response to the Staff’s comment to reflect the number of shares of Series A-6 Convertible Preferred Stock that have accrued as dividends to the Series A-5 Convertible Preferred Stock.  See page 4 of the Amendment.  The Company respectfully notes that it does not consider such dividends as being in “arrears” since the shares of Series A-6 Convertible Preferred Stock that have accrued as dividends cannot be issued unless so requested by a majority of the Series A-5 Convertible Preferred Stock, and no such request has been made.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (781) 434-6608.

Very truly yours,

/s/ Evan G. Smith
Evan G. Smith
of LATHAM & WATKINS LLP

cc:                B. Nicholas Harvey, Radius Health, Inc.

Peter N. Handrinos, Latham & Watkins LLP

2

EXHIBIT A

Pages 3-4 of Amendment No. 1 to Schedule 14C, Marked

(see attached)

ACTION 1—AMENDMENT TO CERTIFICATE OF DESIGNATIONS

Proposal and Background Information

The Charter Amendment was adopted and approved by the Board on July 26, 2012.  On August 16, 2012, the Charter Amendment was approved by:

•            approximately 78.6% of the outstanding shares, as of the Record Date, of the Company’s Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock outstanding, collectively;

•            approximately 75.5% of the outstanding shares, on the Record Date, of the Company’s common stock on an as-converted basis; and

•            100% of the outstanding shares, on the Record Date, of the Company’s Series A-5 Convertible Preferred Stock, voting as a separate class.

On the Record Date, there were:

•            857,301 shares of the Company’s common stock outstanding; and

•            2,075,488 shares of preferred stock outstanding, consisting of:

•                  939,612 shares of Series A-1 Convertible Preferred Stock;

•                  983,208 shares of Series A-2 Convertible Preferred Stock;

•                  142,227 shares of Series A-3 Convertible Preferred Stock;

•                  3,998 shares of Series A-4 Convertible Preferred Stock;

•                  6,443 shares of Series A-5 Convertible Preferred Stock; and

•                  no shares of Series A-6 Convertible Preferred Stock.

Under the terms of the DGCL and our certificate of incorporation, the affirmative vote of the holders of the Senior Majority, the holders of a majority of the outstanding shares of our common stock on an as-converted basis and the holders of a majority of the outstanding shares of our Series A-5 Convertible Preferred Stock was required to approve the Charter Amendment.  As described above, the Company received such affirmative vote on August 16, 2012.

The following description of the Charter Amendment is intended to be a summary only and is qualified in its entirety by the terms of the Charter Amendment attached to this Information Statement as Exhibit B, which is incorporated herein by reference.

Summary

The Charter Amendment updates the reference to the agreement according to which dividends on the Series A-5 Convertible Preferred Stock accrue and are paid.  The existing Series A-5 Convertible Preferred Stock accrues and is paid dividends in accordance with the provisions of “that certain Stock Issuance Agreement to which the Corporation and Nordic Bioscience Clinical Development VII A/S are party dated March 29, 2011,” (the “March 2011 Stock Issuance Agreement”).  Nordic Bioscience Clinical Development VII A/S (“Nordic”), holds all 6,443 outstanding shares of Series A-5 Convertible Preferred Stock.  Nordic provides clinical trial services to us under that certain Clinical Trial Services Agreement and Work Statement NB-1, dated March 29, 2011, which was filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 10.1 to our Current Report on Form 8-K/A filed on October 24, 2011.  In connection with this agreement and the work statements issued thereunder, we and Nordic entered into the March 2011 Stock Issuance Agreement, and subsequently entered into that certain Amended and Restated Stock Issuance Agreement, dated as of May 16, 2011 (the “May 2011 Stock

Issuance Agreement”), which was filed with the SEC as Exhibit 10.5 to our Periodic Report on Form 10-Q/A filed on October 24, 2011.  ~~The May 2011 Stock Issuance Agreement has been subsequently amended, and may be further amended in the future.~~

There is no difference between the March 2011 Stock Issuance Agreement and the May 2011 Stock Issuance Agreement with respect to dividends.  Pursuant to the May 2011 Stock Issuance Agreement, the Series A-5 Convertible Preferred Stock accrues dividends on a quarterly basis, payable in shares of Series A-6 Convertible Preferred Stock.  The shares of Series A-6 Convertible Preferred Stock that accrue as dividends are issuable to the holders of Series A-5 Convertible Preferred Stock (i) upon the request of the holders of a majority of the shares of common stock or other capital stock issued or issuable in respect of the Series A-5 Convertible Preferred Stock, or (ii) upon the occurrence of an Event of Sale, as defined in the May 2011 Stock Issuance Agreement.  As of June 30, 2012, 244,834 shares of Series A-6 Convertible Preferred Stock have accrued and are due to the holders of the Series A-5 Convertible Preferred Stock, none of which have been issued.  The Series A-6 Convertible Preferred Stock has the same rights and preferences as the Series A-5 Convertible Preferred Stock, except that the Series A-6 Convertible Preferred Stock only accrues dividends if and when declared by the Board.

The Charter Amendment provides that the Series A-5 Convertible Preferred Stock dividend will accrue and be paid in accordance with the provisions of the May 2011 Stock Issuance Agreement, as may be amended.  See “—Reasons for the Charter Amendment,” below.

Reasons for the Charter Amendment

The Charter Amendment has the effect of making the accrual and payment of the dividend on the Series A-5 Convertible Preferred Stock be determined by reference to the May 2011 Stock Issuance Agreement, as it may be amended.  This change updates the reference to the March 2011 Stock Issuance Agreement, which has been amended and restated in its entirety by the May 2011 Stock Issuance Agreement.  The Charter Amendment also allows further amendments to the May 2011 Stock Issuance Agreement with Nordic to be reflected in the accrual and payment of the dividends on the shares of Series A-5 Convertible Preferred Stock that Nordic holds, enabling us to provide consideration to Nordic for future key clinical trial services it performs for us, including as contemplated by that certain Letter of Intent for Clinical Trial Services, dated July 26, 2012, between the Company and Nordic, which was filed with the SEC as Exhibit 10.1 to our Current Report on Form 8-K filed on August 1, 2012.  The Charter Amendment has been approved by the affirmative vote of the holders of at least the Senior Majority, a majority of the Company’s outstanding shares of common stock on an as-converted basis and of 100% of the Company’s Series A-5 Convertible Preferred Stock, as required by the DGCL and the certificate of incorporation.

Effectiveness of the Charter Amendment

The Charter Amendment will become effective upon the filing of a Certificate of Amendment setting forth the Charter Amendment with the Secretary of State of the State of Delaware, which the Company intends to file on or after the date of expiration of the 20-day period commencing on the date of mailing of this Information Statement to our stockholders as required under Rule 14c-2 under the Exchange Act.